SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 3330034676-7

PUBLICLY-HELD COMPANY

Centrais Elétricas Brasileiras S/A ("Company" or "Eletrobras") (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR. B; LATIBEX: XELT. The & XELT. B) hereby informs its shareholders and the market in general, in addition to the Relevant Fact disclosed on December 16, 2022, that, after meeting the "Conditions Precedent", set forth in the Purchase and Sale of Shares and Other Covenants ("CCVA"), entered into between Centrais Elétricas do Norte do Brasil S.A. ("Eletrobras Eletronorte") and Companhia Hidro Elétrica do São Francisco ("Eletrobras Chesf"), was concluded, on this date, the transfer to Eletrobras Eletronorte of the stake equivalent to 24.5% of the total and voting capital stock of Energética Águas da Pedra S.A. – EAPSA (UHE Dardanelos) held by Eletrobras Chesf, plus 22,675 shares of Afluente Transmissão de Energia Elétrica S.A. ("Neoenergia Afluente T"), 95,981 shares of Companhia de Eletricidade do Estado da Bahia Coelba ("Neoenergia Coelba") and 58,460 shares of Companhia Energética do Rio Grande do Norte Cosern ("Neoenergia Cosern") also owned by Eletrobras Chesf.

The above transaction will raise the equity stake of Eletrobras Eletronorte in the UHE Dardanelos from the current 24.5% to 49% of the total and voting share capital, which is one of the conditions precedents to the Share Exchange Agreement and Other Covenants entered into between Eletrobras Eletronorte and Neoenergia S.A., mentioned in the Relevant Fact disclosed December 16, 2022, the conditions of which remain unchanged.

The aforementioned operation is an intermediate step for the subsequent realization of the transfer in exchange between Eletronorte and Neoenergia, which is aligned with the strategic objective of Eletrobras to optimize its corporate structure, since the Eletrobras companies will no longer hold stakes in the Companies Neoenergia Afluente T, Neoenergia Coelba, Neoenergia Cosern and EAPSA, and will increase their participation in the Teles Pires Hydroelectric Company and the UHE Baguari Consortium.

Finally, the Company reiterates its commitment to keep the market informed on the subject.

Rio de Janeiro, June 6, 2023.

Elvira Cavalcanti Presta

Vice President of Finance and Investor Relations

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta Vice President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.